GLAMIS GOLD LTD.
August 8, 2005

Ms. Regina Balderas
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

RE:	Glamis Gold Ltd.
Form 40-F for Fiscal Year ended December 31, 2004
Filed March 24, 2005
File No. 1-11648
Dear Ms. Balderas:
     We are responding to your letter dated July 12, 2005 (the “Comment Letter”). To facilitate your review, each of the numbered comments in the Comment Letter are set forth below in bold type and our corresponding response appears below it in ordinary type.
Form 40-F for the Fiscal Year Ended December 31, 2004
Principal Accountant Fees And Services, page 3
1.	Clarify the nature of the other services provided by your auditor during 2003 which you describe as maintenance of a registered office. Please explain whether or not your independent auditors’ providing of this service was permitted under the Commission’s rule on auditor independence, as codified in Section 600 of the Codification of Financial Reporting Policies. Refer to General Instruction C(1) of Form 40-F.
Response:
     The ‘other services’ described as “maintenance of a registered office” were performed by Genesis Trust Company Ltd. (“Genesis”), a company owned by KPMG-Cayman Islands partnership until October 2003. KPMG-Cayman Islands is a member firm of KPMG-International, as is KPMG LLP-Canada (“KPMG”), Glamis Gold Ltd.’s (the “Company’s”) auditors. Genesis was sold effective October 1, 2003, to individuals independent of KPMG International and its member firms. At all times, the services performed by Genesis were strictly administrative, consisting of general assistance with the preparation and filing of annual forms and other customary corporate documents, with the local government to maintain the registration

Ms. Regina Balderas
August 8, 2005

of an office in the Cayman Islands. The required forms were signed by the Company’s officers. Genesis did not have signing authority on behalf of the Company or its subsidiaries for any business transactions. In addition to filing the annual forms, Genesis was responsible to inform the local authorities of changes in the corporate officers and directors of the Company on a timely basis upon notification from the Company. For these services, Genesis received a fee from the Company. In our opinion, these services did not impair the independence of KPMG under Section 600 of the Codification of Financial Reporting Policies. KPMG did not perform any services that are defined as prohibited nor did KPMG perform any management functions on behalf of the Company.
Exhibit 2 – Consolidated Financial Statements
Note 2 – Significant Accounting Policies:
(d) Inventory
2.	Expand your disclosure to identify the costs that are capitalized as a component of your inventory cost and explain when in your mining and production process these costs are transferred to inventory. Note that under US GAAP all direct and indirect costs, including the amortization of assets used to produce your product, are required to be classified as a cost of your inventory. Expand your accounting policy to address each of the following:
(a)	The types of costs that are capitalized as “inventory.”

(b)	The types of costs that are included in your determination of cost of goods sold. Reconcile any differences between the types of costs capitalized in inventory and explain why.

(c)	Identify the point in your production cycle that costs related to the mine and other property, plant and equipment are capitalized as a cost of inventory and how the amount capitalized is determined.
Response:
     In response to the Staff’s comment, in future filings we will expand our disclosure of significant accounting policies to ensure that the following information is included:
(a)	The Company has three categories of inventory: finished goods, work-in-process, and supplies and spare parts. As described in note 2(d) to the Company’s consolidated financial statements, finished goods inventory is metal available for sale and is stated at the lower of cost and net realizable value. Full absorption costing is used to value finished goods inventory when produced, which includes: (i) direct production costs, such as

Ms. Regina Balderas
August 8, 2005

mining, crushing, processing and refining, (ii) non-operating costs, such as royalties and severance taxes, and (iii) other non-cash costs, such as depreciation, depletion and amortization of mining and processing equipment and facilities. Work-in-process inventory consists of ore on leach pads, crushed ore and in-circuit material at properties with milling operations. These inventories are valued at the production costs incurred to the corresponding points in the production process, which are currently described in note 2(d) to the Company’s consolidated financial statements. Supplies and spare parts inventory are consumables used continuously in the operations, such as fuel, chemicals and reagents, and repair parts. These are valued at the lower of average cost when received and replacement value.

(b)	Cost of goods sold reflects the full cost of production as described above regarding finished goods inventory. As metal is sold, costs are transferred from finished goods inventory to cost of goods sold. The only difference between the type of costs capitalized in finished goods inventory and cost of sales is that depreciation, depletion and amortization of mineral property, plant and equipment is not included in cost of sales, but is disclosed separately in the Company’s consolidated statement of operations in accordance with Canadian GAAP (paragraph 3(f) of CICA 1520 “Income Statement”).

(c)	Any costs related to the development of the mine and plant and equipment are capitalized under mineral property, plant and equipment. Pre-production stripping of waste material is capitalized as mine development costs, while costs of stripping waste material during the production phase is included in the mining costs initially included in work-in-process inventory and expensed through cost of sales.
     In response to your comment, we will also expand the disclosure in note 2(d) in future filings to indicate that “cost” of finished goods inventory includes cost of work-in-process inventory, mill or heap leach pad processing, refining and depreciation, depletion and amortization of mining and processing equipment and facilities.
3.	Expand your disclosure to disclose how you account for and value stockpiled ore and where it is reported in your balance sheet. Disclose the grade cut-off required for you to account for it as stockpiled ore. Tell us the physical location of stockpiled ore, its exposure to the elements, expected deterioration and when and what conditions are required for you to process it.

Ms. Regina Balderas
August 8, 2005

Response:
     In response to the Staff’s comment, in future filings we will expand our disclosure to include the following: crushed ore stockpiles are an immaterial (less than $200,000 total at December 31, 2004 and March 31, 2005) component of work-in-process inventory at mill operations. The crushed ore is valued at mining cost plus crushing cost. The Company does not have raw ore stockpiles; only crushed ore in process is inventoried. Therefore, grade cut-off is not an issue since the material has already been deemed ore, not waste, and crushed before any value has been assigned to it. Since the Company’s operations do not maintain large stockpiles of ore that are not intended for immediate processing, exposure to the elements and expected deterioration do not have any meaningful impact.
4.	We note that you have classified your inventory as a current asset. Explain how you determine the amount of your inventory to classify as current. It is our understanding that materials extracted from the mine, or that are placed on leach pads will frequently require periods in excess of a year prior to the point in time when the contained metal is ultimately extracted.
Response:
     In response to the Staff’s comment, we supplementally advise the following:
     Our finished goods inventory is always a current asset. Metal is usually sold within one month after being produced.
     As noted above, supplies and spare parts inventories are consumables required for operations and are constantly being used and restocked. As such, they are treated as current assets. Capital spares (critical or special parts that require long lead times to procure) are not included in current assets but are included as other assets (non-current), as they may not be consumed in the next fiscal year.
     Work-in-process inventories change each period as recoverable metals are added to or flow out of the process facilities. At any point in time, heap leach pad inventories generally contain less than 12 months of anticipated production of recoverable metal, and thus are classified as current assets. At each reporting period, we review the ounces in the heap leach pad and compare that amount to the ounces expected to be recovered from the leach pad in the next 12 months (based on the mine’s budget and a current assessment of the mine plan). At operations with a mill, a similar assessment would be made for crushed ore inventory, but as noted above, the operations do not maintain stockpiles of crushed ore that are not intended for immediate processing.
     If a material amount of heap leach pad inventory exceeds the expected ounces to be recovered in the next fiscal year, or if crushed ore was to be stockpiled and not expected to be processed in the next fiscal year, the cost of that portion of the work-in-process inventory would be reclassified to (non-current) other assets.

Ms. Regina Balderas
August 8, 2005

(e) Mineral Property, Plant and Equipment:
(i) Mineral Property Acquisition and Mine Development Costs:
5.	With respect to the use of a units of production based amortization method for mineral properties, please clarify the definition of a “unit” and when a unit is considered “produced” to trigger recording depreciation, depletion and amortization expense.
Response:
     In response to the Staff’s comment, we supplementally advise that an ounce of gold is the unit used in the units-of-production method to amortize mineral property acquisition and mine development costs. An ounce is deemed “produced” when it is available for sale, and depreciation, depletion and amortization of assets amortized on a units-of-production basis is recorded at that time (whether or not the ounces are sold).
(h) Revenue Recognition:
6.	We note that you have arrangements with refineries. Tell us whether or not your sales arrangements contain provisional pricing terms. For US GAAP refer to SAB Topic 13 and Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights
(http//www.aicpa.org/download/belt/2002_09_25_highlights.pdf).
Response:
     In response to the Staff’s comment, we supplementally advise that our agreements with our refineries do not have provisional pricing terms as referenced in Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights or SAB Topic 13. Our arrangements are toll-refining agreements under which the Company retains ownership of the ounces and only pays the refinery for the processing of the metal. We recognize revenue when the quantity and price are known, the metal is delivered and title passes, in accordance with Canadian GAAP (EIC 141) and US GAAP (SAB 104).
     The undersigned understands that this response will be considered confirmation of the undersigned’s awareness of the undersigned’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

Ms. Regina Balderas
August 8, 2005

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Glamis Gold Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Glamis Gold Ltd. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GLAMIS GOLD LTD.
/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer

cc:   Charles A. Jeannes
        David S. Stone
        Glamis Gold Ltd. Audit Committee
        KPMG LLP